United States Securities and Exchange Commission
Washington, DC

Attention:	Don Walker
Senior Assistant Chief Accountant

Dear Mr. Walker:

RE:	Quest Capital Corp.
Form 20-F/A For Fiscal Year Ended December 31, 2004
Filed July 5, 2005
File No. 0000-16778

We write further to your comment letter dated September 28, 2005 (“the Comment Letter”).

We provide below our item-by-item responses to the comments made in the Comment letter. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Financial Statements
General

1.	Please amend your filing to include a statement of shareholder’s equity. Please refer to Form 20-F General Instructions, Part III, Item 17(a).

Further to the discussions between Ms. Susan Neale, Chief Financial Officer of Quest, and Ms. Margaret Fitzgerald of the Commission, we believe we have met the requirements of Part III, Item 17 (a) by Note 11 and Note 12 of our audited financial statements and the statement of retained earnings which together disclose the changes in the components of shareholder’s equity. Our Note 18 discloses the material measurement differences between Canadian GAAP and US GAAP and includes the reconciliation to US GAAP. As discussed with Ms. Fitzgerald, a statement of shareholder’s equity is not a Canadian GAAP requirement.

Quest Capital Corp. Suite 300, 570 Granville Street, Vancouver, BC Canada • Tel: 604-689-1428 • Toll Free: 800-318-3094 • Fax: 604-681-4692 Page 1 of 6

Note 4: Reorganization, page 5

2.	Please tell us if there have been any adjustments made to the purchase price allocation subsequent to June 30, 2003.

We confirm that there have been no adjustments made to the purchase price allocation subsequent to June 30, 2003.

3.	For each acquisition, please tell us the methodology used to value the consideration which did not have an active market, such as warrants and shares of stock.

The acquisitions in 2003 as disclosed in Note 4 (a) were accounted for using the purchase method and were acquired by issuing shares/warrants of the Company. The shares that were issued by the Company were valued using the weighted average quoted market price of the shares over a 5 day period before and after the date the terms of the business combination were agreed. The warrants issued in the business combination were valued using the Black Scholes option pricing model.

Note 10: Provision for asset retirement obligations, page 11

4.	Please tell us the cause of the changes in the revisions to estimated cash flows period to period.

The causes of the changes in revisions to the estimated cash flow were a result of the changes to the method to be used to reclaim the solutions in the heaps and consequential amendments to the closure plans which were approved by regulatory bodies.

5.	Please tell us if any of your assets have been legally restricted for purposes of settling the asset retirement obligations.

Pursuant to an agreement amongst the joint venture partners of the Castle Mountain property, the Company had appropriated cash of $4,941,000 as at December 31, 2004 in a fund to fulfill reclamation and closure obligations at the Castle Mountain Mine. While the fund is voluntary, the terms of the agreement among the joint venture partners require the amount to be appropriated and restricted. These funds are being drawn down on a monthly basis as agreed by the joint venture partners to settle our asset retirement obligations.

Pursuant to Yukon Water Board and Waters Act, Water Use license, the Company also had cash of $5,000,000 which was pledged and held by a bank as security for a letter of credit in the same amount which was required to be provided until the Company fulfilled its reclamation and closure obligations at the Brewery Creek Mine. The terms of the letter of credit required the amount to be restricted.

Quest Capital Corp. Suite 300, 570 Granville Street, Vancouver, BC Canada • Tel: 604-689-1428 • Toll Free: 800-318-3094 • Fax: 604-681-4692 Page 2 of 6

Note 15: Related Party Transactions, page 21

6.

Please tell us the nature of the advisory, management, and finder’s fees. In your response, please tell us the accounting treatment applied to such fees, and refer us to the technical literature you have considered.

The advisory, management and finder’s fees referred in Note 15(a) relate to fees earned through our wholly-owned subsidiaries Quest Management and Quest Securities Corporation. We recognize revenue from these fees in accordance with SAB 101 & 104.

We, through our wholly-owned subsidiary Quest Management, provide a range of consulting, management and administrative services to public and private companies, primarily in the mining and oil and gas sectors. Some of these companies are related to us by virtue of having common directors with us, or because of shareholdings in those companies. Quest Management is paid a fee, generally in cash, for providing these services. Fees generated through these services are accounted for as management fees, and are recognized as the services are provided under the agreements with each of the companies, if collection is reasonably assured.

Through our wholly-owned subsidiary, Quest Securities, we arrange equity financing for companies and provide related financial advisory services, typically to Canadian public companies whose shares are traded on the TSX or the TSX Venture Exchange. Some of these companies are related to us by virtue of having common directors with us, or because of shareholdings in those companies. Quest Securities is generally paid a commission or finder’s fee for arranging equity financing. Commissions, and these commissions or finder’s fees may be paid in cash or in equity securities or some combination thereof. Fees generated through these services are accounted for as revenue when the equity financing is completed, the amounts are determinable and due to the Company, and the receipt of the amounts is reasonably assured.

In all cases the amounts are valued at either the cash received or the amount that is reasonably assured to be received and/or the fair value of the non-monetary consideration received or the amount that is reasonably assured to be received. Non-monetary consideration has been valued using the Black Scholes option pricing model and adjustments are made to market price for liquidity relative to the size of the position, hold periods and other resale restrictions.

Quest Capital Corp. Suite 300, 570 Granville Street, Vancouver, BC Canada • Tel: 604-689-1428 • Toll Free: 800-318-3094 • Fax: 604-681-4692 Page 3 of 6

Note 18: United States generally accepted accounting standards General:

7.

Please revise your footnote to include a reconciliation of cash flows under Canadian GAAP to a statement of cash flows under US GAAP. Refer to Form 20-F General Instructions, Part III, Item 17(c)(iii).

We believe we have met the requirements under Part III, Item 17(c)(iii) by providing a sufficient description and disclosure in our financial statements, including Note 18, for a reader to quantify the material differences between cash flows as prepared under Canadian GAAP and cash flows under US GAAP. Under Part III, Item 17(c)(iii) there is no requirement to provide a numerical table of the differences. However, in future we will provide this numerical table if we believe it will more clearly disclose the differences.

8.

We note on page 14 that you sold 100% of your interest in Brewery Creek subsequent to year end. Please tell us how you have considered the need for discontinued operations accounting under US GAAP. Refer to the accounting guidance to SFAS 144

As at December 31, 2004, there was no formal plan to sell Brewery Creek. The Brewery Creek assets were sold subsequent to the balance sheet date and issuance of the financial statements. Accordingly, we have continued to classify the assets as held and used in financial statements for US GAAP purposes as at December 31, 2004.

(c) fair value of conversion option, page 25

9.	Please revise your US GAAP reconciliation to allocate the change in the fair value of the derivative to each appropriate period presented for US GAAP.

In 2003, we considered the amount for the fair value adjustment of the embedded derivative to be immaterial to the financial statements in that year. While the amounts of the adjustment are still considered immaterial in 2004, we have included the adjustment because of possible growth in our business in this segment and the likelihood that there could be material amounts in future years. For these reasons, we believe that no revision to the US GAAP reconciliation should be made.

Quest Capital Corp. Suite 300, 570 Granville Street, Vancouver, BC Canada • Tel: 604-689-1428 • Toll Free: 800-318-3094 • Fax: 604-681-4692 Page 4 of 6

(g) Development property expenditures, page 26

10.

Please tell us how you have determined that the disposition of ViceroyEx would have resulted in an additional gain of $1,006,000 under US GAAP. In your response, please provide an analysis of how management determined the prior period write-off for US GAAP purposes.

For Canadian GAAP purposes expenditures relating to properties under exploration/development were deferred. Expenditures relating to properties that were owned indirectly by ViceroyEx had been deferred/capitalized and in 2002 the carrying value was written down to its estimated fair value. For US GAAP purposes the Company would have expensed expenditures relating to the property held by ViceroyEx therefore reducing the carrying value of the Company’s interest in ViceroyEx resulting in the additional gain on disposal.

11.	Please tell us the nature of the adjustment in the reconciliation to US GAAP in 2002 for the line item “Development properties written down in the year or disposed of.”

In 2002 the carrying value of certain properties was considered impaired and written down to the estimated fair value. These expenditures were made prior to 2002 and for US GAAP would have been charged to Statement of Loss in the period incurred.

(i) Reconciliation to US GAAP, page 28

12.	Please provide us a roll forward of the GAAP basis shareholders’ equity accounts from 2002 to 2003 and from 2003 to 2004.

We enclose a schedule detailing the roll forward of the US GAAP basis shareholders’ equity accounts from 2001 to 2002, from 2002 to 2003 and from 2003 to 2004.

Quest Capital Corp. Suite 300, 570 Granville Street, Vancouver, BC Canada • Tel: 604-689-1428 • Toll Free: 800-318-3094 • Fax: 604-681-4692 Page 5 of 6

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Susan Neale at 604-689-1428 if you have additional questions or wish to discuss any of the Company’s responses further.

Yours truly,
Quest Capital Corp.

/s/ Susan Neale
Susan Neale
Chief Financial Officer

\encl.

Quest Capital Corp. Suite 300, 570 Granville Street, Vancouver, BC Canada • Tel: 604-689-1428 • Toll Free: 800-318-3094 • Fax: 604-681-4692 Page 6 of 6